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Exhibit 4.4

AMENDMENT

TO

BY-LAWS

OF

MSC INDUSTRIAL DIRECT CO., INC.

Section 4.1 of the By-Laws of MSC Industrial Direct Co., Inc. (the "Corporation") is hereby amended and restated in its entirety as follows:

"The executive officers of the corporation shall be the chief executive officer, president, one or more vice presidents (including one or more executive vice presidents and one or more senior vice presidents, if the Board so determines), a secretary and a chief financial officer. Any two or more offices may be held by the same person, except the offices of president and secretary. The Board may require any officer, agent, or employee to give security for the faithful performance of his duties."

Section 4.6 of the By-Laws of the Corporation is hereby amended and restated in its entirety as follows:

"The Chief Executive Officer.    The Chief Executive Officer shall be the chief executive officer and Chairman of the Board of the corporation, and shall preside at all meetings of the Board and of the shareholders. Subject to the control and oversight of the Board, he shall have general charge and supervision over the business affairs, operations and overall strategic direction of the corporation and shall have such other powers and duties as the Board assigns to him from time to time."

Section 4.7 of the By-Laws of the Corporation is hereby amended and restated in its entirety as follows:

"The President.    The President shall be the chief operating officer of the corporation. Subject to the control and oversight of the Board and the Chief Executive Officer, he shall have general charge and supervision over the day-to day business affairs and operations of the corporation and shall have such other powers and duties as the Board and/or the Chief Executive Officer assigns to him from time to time."

Sections 4.8 through 4.10 of the By-Laws of the Corporation are hereby amended and restated in their entirety as follows:

        "4.8    Vice President.    Each vice president shall have such powers and duties as the Board and/or the Chief Executive Officer or President assigns to him from time to time.

        4.9    Chief Financial Officer.    The chief financial officer shall be the treasurer of the corporation and shall be in charge of the corporation's books and accounts. Subject to the control of the Board, he shall have such other powers and duties as the Board and/or the Chief Executive Officer or President assigns to him from time to time.

        4.10    The Secretary.    The secretary shall be the secretary of, and keep the minutes of, all meetings of the Board and of the shareholders, shall be responsible for giving notice of all meetings of shareholders and of the Board, and shall keep the seal and, when authorized by the Board, apply it to any instrument requiring it. Subject to the control of the Board, he shall have such other powers and duties as the Board and/or the Chief Executive Officer or President assigns to him from time to time. In the absence of the secretary from any meeting, the minutes shall be kept by the person appointed for that purpose by the presiding officer."

Section 4.11 is hereby added to the By-Laws of the Corporation as follows:

        "4.11    Salaries.    The Board or an appropriate committee thereof may fix the officers' salaries, if any, or it may authorize the chief executive officer to fix the salary of any other officer, subject in any case to applicable requirements of the Securities and Exchange Commission, the New York Stock Exchange or such other exchange on which the Corporation's securities may be traded."

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AMENDMENT TO BY-LAWS OF MSC INDUSTRIAL DIRECT CO., INC.